Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 8, 2025

VIA EDGAR TRANSMISSION

Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 346 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Im-Tang:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 18, 2025, with respect to the Registration Statement and the Trust’s proposed three new series, Defiance Vol Carry Hedged ETF, Defiance Enhanced Short Vol ETF, and Defiance Enhanced Long Vol ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.	Supplementally, please confirm the term “Vol” in each Fund’s name refers to volatility.

Response: The Trust confirms supplementally to the Staff that the term “Vol” in each Fund’s name refers to volatility.

Defiance Vol Carry Hedged ETF

Principal Investment Strategies

2.	For the Fund, please supplementally define the term “carry” in the Fund’s name. Additionally, please clarify the meaning of “carry” as it applies to the Fund’s strategy in the disclosure.

Response: The Trust supplementally informs the Staff that the term “carry” in the Fund’s name refers to the expected positive return from shorting VIX futures contracts in a contango environment, aiming to capture the volatility risk premium as the contracts lose value over time, especially in calm markets. The Trust confirms that additional disclosure has been added to the Prospectus to clarify the meaning of “carry” as it applies to the Fund’s strategy.

3.	The phrase that the Fund hedges against the risks of significant spikes in market volatility sounds like the Fund is seeking to protect the Fund from losses. Please clarify what aspects of the Fund’s strategy are designed to accomplish each objective and how they do so. To the extent the strategies have trade-offs, such as limiting upside, or operate differently depending on market conditions please revise the existing disclosure to address this.

Response: The Trust confirms that additional disclosure has been added to the Prospectus to address the foregoing.

4.	With respect to the Fund’s secondary objective, please consider whether inserting the phrase “some of” after “against” is appropriate given the limitations discussed in the strategy.

Response: The Trust confirms that the Fund’s objective has been revised accordingly.

5.	In the Fund’s Principal Investment Strategies disclosures, please clarify the meaning of the phrase “market volatility,” and clarify in this section, which markets are being referred to.

Response: The Trust confirms that the Prospectus has been revised accordingly.

6.	Under the heading, Volatility Premium Income Strategy, please further describe the Fund’s premium income strategy, in particular, the mechanics of how the Fund uses short term futures contracts to generate income. Please also clarify if the Fund may invest in VIX futures contracts. Also, please quantify in the disclosure, what is meant by “near term.”

Response: The Trust confirms that the Prospectus has been revised accordingly.

7.	If accurate, please disclose that the potential upside of the investment in the Fund may be limited. Please note that this comment applies to all three Funds.

Response: The Trust confirms that the Prospectus has been revised accordingly for both the Defiance Vol Carry Hedged ETF and the Defiance Enhanced Short Vol ETF. There is no structural upside limit for the Defiance Enhanced Long Vol ETF, as a result, the Trust has not made any revisions to that Fund’s disclosure in response to this comment.

8.	Given the Fund’s potential exposure to sharp or sudden volatility spikes and the impact that they may have on the Fund’s investments, please consider the need for more geopolitical and market risk disclosures tailored to current events and market environments.

Response: The Trust confirms that additional disclosure has been added to the Prospectus to address the foregoing.

9.	Please consider explaining further the relationship between the index and VIX futures contracts, including that the expected volatility of the S&P 500 Index may not confirm to a level predicted by VIX future contracts.

Response: The Trust confirms that the Prospectus’s Item 9 disclosure has been revised to include such explanation.

10.	Under the section titled “Hedging Strategy,” please enhance the disclosure by expanding how the Fund uses the instruments, described in the second sentence, to hedge.

Response: The Trust confirms that the Prospectus has been revised to include such enhanced disclosure.

11.	Under the section titled “Collateral,” please disclose the amount (a percentage range is acceptable) that the Fund’s assets allocated to collateral holdings. Please note that this comment applies to all three Funds.

Response: The Trust confirms that the Prospectus has been revised accordingly.

12.	With respect to the Cayman Subsidiaries (for all three Funds), please:

a.	Disclose the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and risk disclosures of a Fund that invests in a Subsidiary, should reflect aggregate operations of the Fund and the subsidiary.

b.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidate with those of the Fund and, if not, please explain why not.

c.	Please confirm in correspondence that the Subsidiary and its Board of Directors will agree to inspection of the Staff of its books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

d.	Also confirm in correspondence, the Subsidiary and Board will agree to designate an agent for service of process in the United States.

e.	Please confirm the Subsidiary’s management fee, including any performance fee, will be included in management fees, and the subsidiaries’ expenses will be included in “other expenses” in the Fund’s fee table.

f.	Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities, in securities or other assets other than entities wholly-owned by the Fund.

Responses:

a.	The Trust confirms that the Prospectus has been revised accordingly.

b.	The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

c.	The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

d.	The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.

e.	The Trust confirms that the Subsidiary’s management fee (if any) will be included in Fund’s “Management Fees,” and the Subsidiary’s expenses (if any) will be included in “Other Expenses” in the Fund’s fee table.

f.	The Trust confirms that Prospectus has been revised to include the disclosure.

13.	Under the Section titled “Fund Attributes,” please consider specifying the terms “financial instruments” referenced here.

Response: The Trust confirms that the Prospectus has been revised accordingly.

Principal Investment Risks

14.	Since the Fund seeks exposure to VIX futures contracts, please consider a separate risk disclosure that discusses the volatility of VIX futures contracts.

Response: The Trust confirms that the Prospectus has been supplemented to include such separate risk disclosure.

15.	In the Derivatives Risk disclosure, please define the term “Index,” as it has not been previously defined, or clarify that it refers to the S&P 500 Index.

Response: The Trust notes that Fund’s principal investment strategy disclosures have been revised to define the term “Index.”

16.	For the Counterparty Risk disclosure, if accurate, please include within this risk disclosure that there may be a small number of counterparties. Please note this comment applies to all three Funds.

Response: The Trust confirms that the Counterparty Risk disclosure for all three Funds has been revised to reflect the foregoing.

17.	With respect to Distribution Risks, please explain what “distributions” are and what the difference is between distributions constituting income and return of capital. Please explain what the terms are, what they consist of, or how they are generated, and the impact to investors and the Fund.

Response: The Trust confirms that the Prospectus has been supplemented to include such separate risk disclosure.

18.	For NAV Erosion Risk, please consider bolding the sentence beginning “The repeated payment of distributions by the Fund, . . . “

Response: The Trust confirms that Prospectus has been revised to bold such sentence.

Performance

19.	The performance disclosure references the “Underlying Security,” please define that term. Additionally, please supplementally provide the Staff with the broad-based securities market index the Fund intends to use. Please note this comment applies to all three Funds.

Response: The Trust confirms that the references to “Underlying Security,” were incorrect, and such references have been removed. Additionally, the Trust supplementally informs the Staff that the broad market index for each Fund will be the S&P 500 Index.

Defiance Enhanced Short Vol ETF

20.	Please supplementally explain the word “enhanced,” and how it applies to the Fund’s investment strategy.

Response: The term “enhanced,” as applied to the Fund’s investment strategy, refers to its utilization of a dual-component approach designed to potentially increase (enhance) returns. Specifically, the Fund seeks enhanced performance by combining (i) a leveraged long position in the S&P 500 Index, and (ii) a short exposure to the performance of short-term VIX futures. This combination aims to generate higher returns than a traditional long-only strategy during periods when both components perform favorably.

21.	Please revise the strategy to clarify how the Adviser determines when the market will be low volatility and what the Adviser does if it believes the market to be in a period of high market volatility and market declines.

Response: The Trust confirms that Prospectus has been revised to include such clarifications.

22.	Please disclose whether losses are limited and, if so, how. Please note that this comment refers to Defiance Enhanced Long Vol ETF as well.

Response: The Trust confirms that disclosures have been added, for each Fund, to reflect that losses are potentially unlimited due to their short positions in VIX futures contracts and/or the S&P 500 Index.

23.	In the section titled “Leveraged Equity Market Strategy,” with respect to the third bullet, please briefly explain deep in the money call options.

Response: The Trust confirms that the foregoing section has been revised to include an explanation of deep in the money call options.

24.	For the Fund’s 80% policy, please consider specifying the terms “financial instruments,” and the term “instruments.”

Response: The Trust confirms that the Fund’s 80% policy has been revised to reflect that the aforementioned terms reference the derivatives instruments described in the Fund’s principal investment strategy (i.e., futures contracts, options contracts, and swap agreements).

25.	Please define the term “Underlying ETFs,” or define the term where it is first used in the principal investment strategy section.

Response: The Trust confirms that Prospectus has been revised to define the term.

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